SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 7)*

Under the Securities Exchange Act of 1934

AVIS BUDGET GROUP, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

053774105
(CUSIP Number)

David Zales

SRS Investment Management, LLC

One Bryant Park

39th Floor

New York, New York 10036

(212) 520-7900

with a copy to:

Marc Weingarten, Esq.

Eleazer Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 14, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 053774105	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON SRS INVESTMENT MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 12,000,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 12,000,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,000,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7% (see Item 5)
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 053774105	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON KARTHIK R. SARMA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 12,000,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 12,000,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,000,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7% (see Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 053774105	SCHEDULE 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON SANOKE VISWANATHAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 5,554 shares of Common Stock
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 5,554 shares of Common Stock
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,554 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (see Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 053774105	SCHEDULE 13D/A	Page 5 of 8 Pages

This Amendment No. 7 ("Amendment No. 7") amends and supplements the statement on the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on January 25, 2016 (the "Original Schedule 13D"), Amendment No. 1 to the Schedule 13D, filed with the SEC on March 4, 2016 ("Amendment No. 1"), Amendment No. 2 to the Schedule 13D, filed with the SEC on June 3, 2016 ("Amendment No. 2"), Amendment No. 3 to the Schedule 13D, filed with the SEC on January 19, 2017 ("Amendment No. 3"), Amendment No. 4 to the Schedule 13D, filed with the SEC on May 4, 2017 ("Amendment No. 4"), Amendment No. 5 to the Schedule 13D, filed with the SEC on December 11, 2017 ("Amendment No. 5"), and Amendment No. 6 to the Schedule 13D, filed with the SEC on January 16, 2018 ("Amendment No. 6;" together with this Amendment No. 7, the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, and Amendment No. 5, the "Schedule 13D"), with respect to the common stock, par value $0.01 per share (the "Common Stock"), of Avis Budget Group, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 7 have the meanings set forth in the Schedule 13D. This Amendment No. 7 amends Items 2, 3, 4, 5, 6 and 7 as set forth below.

Item 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated, as follows:

(a) This Schedule 13D is filed by (i) SRS Investment Management, LLC, a Delaware limited liability company (the “Investment Manager”), (ii) Karthik R. Sarma, an Indian citizen (“Mr. Sarma,” and, together with the Investment Manager, the “SRS Parties”), and (iii) Sanoke Viswanathan, a citizen of the United States (“Mr. Viswanathan,” together with the SRS Parties, the “Reporting Persons”).

This Schedule 13D relates, in part, to the shares of Common Stock held for the accounts of SRS Partners US, LP, a Delaware limited partnership, and SRS Partners Master Fund LP, a limited partnership formed in the Cayman Islands, investment funds managed by the Investment Manager (collectively with SRS Special Opportunities Master II, LP, a limited partnership formed in the Cayman Islands and SRS Long Opportunities Master Fund, LP, a limited partnership formed in the Cayman Islands, other funds managed by the Investment Manager as disclosed below, the “Funds”). The Investment Manager serves as investment manager to the Funds. SRS Investment Management, LP (“SRS IM”), a Delaware limited partnership, is the managing member of the Investment Manager. SRS Investment Management GP, LLC, a Delaware limited liability company (“SRS IM GP,”), is the general partner of SRS IM. Mr. Sarma is the managing member and principal of SRS IM GP. In such capacities, Mr. Sarma and the Investment Manager may be deemed to have voting and dispositive power with respect to the shares of Common Stock held for the Funds.

(b) The business address of each of the SRS Parties is 1 Bryant Park, 39th Floor, New York, NY 10036. The business address of Mr. Viswanathan is 25 Bank Street, London, England E14 5JP.

(c) The principal business of the Investment Manager is investing in securities and related instruments. The principal business of Mr. Sarma is serving as the sole Managing Member of the Investment Manager. The principal business of Mr. Viswanathan is serving as the Chief Administrative Officer of J.P. Morgan Corporate & Investment Bank.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 053774105	SCHEDULE 13D/A	Page 6 of 8 Pages

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The place of organization of the Investment Manager is Delaware, United States of America. Mr. Sarma is a citizen of India. Mr. Viswanathan is a citizen of the United States.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The SRS Parties used approximately $141,960,000 (including brokerage commissions) of the working capital of the applicable Funds in the aggregate to purchase the shares of Common Stock reported in this Schedule 13D. Such shares of Common Stock are or may be held from time to time by the applicable Funds in margin accounts established with their respective brokers or banks and a portion of the purchase price for the Common Stock may be obtained through margin borrowing. Securities positions which may be held in the margin accounts, including the Common Stock, may be pledged as collateral security for the repayment of debit balances in the margin accounts.

The shares of Common Stock beneficially owned by Mr. Viswanathan that are disclosed herein were received pursuant to the terms of the Issuer’s Non-Employee Directors Deferred Compensation Plan for an amount of approximately $181,220, as calculated using Mr. Viswanathan’s various filings with the Issuer under cover of Form 4.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On February 14, 2018, a fund of the Investment Manager, which, indirectly through funds under its control, has been invested in the Issuer for the past seven years, submitted to the Issuer a notice of their intention to nominate (the "Nomination Notice") the following persons for election to the Issuer's Board of Directors (collectively, the "SRS Nominees") at the 2018 annual meeting of stockholders of the Issuer (the "Annual Meeting"): Brian Choi (Partner, SRS Investment Management), Matthew Espe (Former CEO, Armstrong World Industries & Former President & CEO, GE Lighting), Jagdeep Pahwa (President, SRS Investment Management), Carl Sparks (Former CEO, Travelocity), and Sanoke Viswanathan (Chief Administrative Officer, J.P. Morgan Corporate & Investment Bank).

In addition, after the close of business on February 15, 2018, the Investment Manager issued a press release (the “SRS Press Release”), announcing, among other things, its nomination of the SRS Nominees. The description of the SRS Press Release contained in this response to Item 4 is qualified in its entirety by reference to the SRS Press Release, which is incorporated herein by reference and attached hereto as Exhibit 4.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) and (b) of Item 5 of the Schedule 13D are hereby amended and restated in their entireties, and paragraph (c) of the Schedule 13D is hereby amended and supplemented as follows:

CUSIP No. 053774105	SCHEDULE 13D/A	Page 7 of 8 Pages

(a) The SRS Parties beneficially own 12,000,000 shares of Common Stock. Mr. Viswanathan beneficially owns 5,554 shares of Common Stock. The aggregate number of shares of Common Stock to which this Schedule 13D relates is 12,005,554 shares of Common Stock, constituting approximately 14.7% of the outstanding Common Stock. All percentages set forth herein are based upon a total of 81,421,558 shares of Common Stock outstanding as of October 31, 2017, as reported in the Issuer’s Form 10-Q filed with the SEC on November 7, 2017. Pursuant to certain cash-settled equity swaps between the Funds and broker-dealer counterparties, the Reporting Persons have economic exposure to an additional 12,996,000 notional shares of Common Stock, constituting approximately 16% of the outstanding shares of Common Stock, as more fully described in Item 6 of this Schedule 13D.

In addition, pursuant to certain options between the Funds and broker-dealer counterparties, the Reporting Persons have economic exposure to an additional 4,000 notional shares of Common Stock, constituting less than 0.1% of the outstanding shares of Common Stock, as described in Item 6 of this Schedule 13D.

As further described in Item 4 herein, by reason of the nomination of Mr. Viswanathan for election to the Issuer’s board, the SRS Parties and Mr. Viswanathan may be deemed members of a “group” as defined in Rule 13d-5 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons collectively beneficially own a combined 12,005,554 shares of Common Stock, or approximately 14.7% of the outstanding Common Stock. The SRS Parties expressly disclaim beneficial ownership of the shares of Common Stock beneficially owned by Mr. Viswanathan. Mr. Viswanathan expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by the SRS Parties.

(b) Each of the SRS Parties has the shared power to vote or to direct the vote or to dispose or to direct the disposition of 12,000,000 shares of Common Stock. Mr. Visnwanathan has the sole power to vote or direct the vote or to dispose or direct the disposition of 5,554 shares of Common Stock.

(c) None.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:
The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 3 to this Schedule 13D and is incorporated by reference herein.

Item 7.	EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit	Description

3	Joint Filing Agreement, dated February 15, 2018.

4	SRS Press Release, dated February 15, 2018.

CUSIP No. 053774105	SCHEDULE 13D/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 15, 2018

SRS INVESTMENT MANAGEMENT, LLC

By:	/s/ David B. Zales
Name: David B. Zales
Title: General Counsel

KARTHIK R. SARMA /s/ Karthik R. Sarma

SANOKE VISWANATHAN /s/ Sanoke Viswanathan

EXHIBIT 3

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: February 15, 2018

SRS INVESTMENT MANAGEMENT, LLC

By:	/s/ David B. Zales
Name: David B. Zales
Title: General Counsel

KARTHIK R. SARMA /s/ Karthik R. Sarma

SANOKE VISWANATHAN /s/ Sanoke Viswanathan

 EXHIBIT 4

SRS Press Release

SRS Investment Management Nominates Five Highly Qualified

Directors to Avis Board

NEW YORK, NY (February 15, 2018) – SRS Investment Management, LLC (“SRS”), which owns a 31% economic interest and has been the largest stockholder of Avis Budget Group, Inc. (the “Company” or “Avis”) (NASDAQ: CAR) for the past seven years, today announced that it has nominated five highly-qualified and motivated individuals for election as directors to the Avis Board at the Company’s upcoming annual meeting.

The nominees include two existing Avis Board members and three new nominees:

  Matthew Espe
  Carl Sparks
  Brian Choi
  Jagdeep Pahwa
  Sanoke Viswanathan

This press release along with additional information on each of the nominees is available at www.driveavisforward.com.

SRS also issued the following statement:

“SRS’s commitment to the long-term success of the Company is demonstrated not only by the length of our association with Avis but also by the extent of economic ownership that it has maintained during this time. Currently, SRS owns a 31% economic interest in Avis through a combination of 12 million shares in stock (~15%) and economic exposure to an additional 13 million shares (~16%). SRS’s support for the Company has been unwavering despite significant share price volatility. In fact, SRS is the only hedge fund that has remained the largest investor in any Fortune 500 company for the past seven years.

Over the past two years, through its representation on the board, SRS has engaged more closely with the Avis management team and non-SRS representatives of the board (“Legacy Board”). Although this additional involvement has strengthened SRS’s belief in the great long-term value of the business, it also has made clear that the Company cannot achieve its full potential under the stewardship of the current Legacy Board.

In SRS’s view, the Legacy Board suffers from a fundamental problem of entrenchment. Of the 10 board members that are not SRS designees, three are former/current executives of Avis and six of the remaining seven have what ISS describes as compromisingly lengthy tenures of nine or more years. The seventh board member is the chairman of another public company board where Ronald Nelson (the Executive Chairman of Avis) serves as the lead director. This board composition clearly exemplifies lack of independent objectivity.

For nearly a decade, no movement has been made to refresh the Legacy Board despite the substantial change occurring in the mobility industry. The resulting unhealthy dynamic between the Legacy Board and the management team has created a culture of complacency resulting in weak operating performance and a neglect of the board’s fiduciary duties to its stockholders. Specific examples directly attributable to this failing are outlined below:

▪	The Legacy Board has not held management accountable for its recurring failure to deliver on operating and financial targets.

▪	The Legacy Board has taken no meaningful action to address the failure to satisfy the commitments it made to stockholders at Avis’s 2016 Investor Day regarding the implementation of a ground-up plan to achieve higher EBITDA margins over a five-year period.

▪	The Legacy Board has exhibited inaction and a startling lack of urgency throughout the entire search process for a permanent Chief Financial Officer.

▪	The Legacy Board has displayed, in our view, poor corporate governance and a disregard of its fiduciary duty to maximize value for Avis stockholders on a number of occasions.

These failures can only be resolved by refreshing the board with a new Chairman and independent directors who will hold management accountable. Furthermore, SRS believes the board needs the technology expertise required to navigate the rapidly evolving world of mobility. Several of the key initiatives that the new board should focus on include: (1) agreeing on the top strategic priorities for the Company, (2) developing a medium term plan for accelerating EBITDA growth in the core business, (3) strengthening the management team specifically by hiring a world class CFO, (4) creating a performance and data-driven culture with a focus on meritocracy over tenure, and (5) aligning management compensation with performance targets and stockholder returns.

SRS remains a firm believer in Avis’s long-term potential for value creation. We believe the stock is worth significantly more than what is reflected in its current share price. Avis has a truly global brand with 70 years of history and an excellent core business that generates significant cash flow. Avis is a uniquely scarce asset that has the potential to play a critical role in the future mobility ecosystem. However, in our opinion, what is lacking is the guidance and leadership from an independent board that is equipped to help the Company leverage its strengths to further improve its operating and financial metrics while making the necessary investments to take advantage of rapid technological changes.

To address this critical shortcoming, SRS has assembled a slate of five directors comprising two existing directors and three new directors. The two existing directors have served admirably as board members in the face of what we believe is structural entrenchment and group complacency. The three new directors (two independent directors and one SRS representative) are all highly qualified and motivated nominees who will guide Avis to maximize value for Avis stockholders. We look forward to the support from Avis stockholders to drive Avis forward.”

About the SRS Director Nominees

Matthew Espe

Matt has more than 30 years of experience in sales, marketing and management of global businesses. He successfully led multi-billion dollar manufacturing, infrastructure and services companies with up to 34,000 employees globally.

In his most recent executive role, Matt was recruited by Sterling Partners to serve as Chief Executive Officer of Radial, Inc., a leading international omni-channel commerce technology and operations provider for retailers and brands. After an eight-week enterprise assessment, he recommended and led the successful sale of Radial to Belgian Post.

Prior to Radial, Matt served as CEO of Armstrong Industries, a $2.9B global building products company, retiring in March, 2016. During his tenure he improved profit & loss, drove leadership, operational and strategic improvements increasing ROIC and equity value by 75%. Prior to Armstrong he was Chairman & CEO of IKON Office Solutions a $4.9B document management services company. He transformed the company’s business model and nearly doubled shareholder value following a $1.6B merger with Ricoh Japan. Prior to IKON, Matt enjoyed a 23-year career with General Electric Company advancing through roles across its various businesses globally, including tenures as head of businesses in Europe and Asia, and ultimately served as President and Chief Executive Officer of GE Lighting.

Matt is currently an operating partner with Advent International. He is a member of the board of directors at WESCO International and Realogy Holdings. He is a member of the National Board of Summer Search, and a member of the Advisory Boards of Drexel University’s LeBow College of Business and of the University of Idaho and Member of the Board of Trustees of ECS Philadelphia.

He was formerly a member of the board of directors of Husky Injection Molding Systems Ltd., NCI Building Systems, Inc., Veritiv Corporation, Armstrong World Industries, Inc., IKON Office Solutions, Inc., Graphic Packaging Holding Company, Unisys Corporation, Con-way Inc. and Ricoh Americas Corporation.

Carl Sparks

Carl is a seasoned executive with proven large scale operating leadership in complex digital environments. He has successfully led multiple growth and transformational efforts at large scale and entrepreneurial companies and provides expertise in digital marketing, brand management, and innovation.

In his most recent executive role, Carl served as Chief Executive Officer of Academic Partnerships, an Insight Ventures-backed provider of online higher education technologies to public and private not-for-profit universities. Prior to Academic Partnerships, Carl was recruited by TPG and Silver Lake to lead a turnaround of Travelocity Global, formerly a division of Sabre Inc. During his tenure as Chief Executive Officer, he successfully recast an unprofitable portfolio into a more streamlined and profitable business while realizing value through divestment of non-core businesses to regional competitors. He rejuvenated topline growth of its remaining core brands and led a sales process culminating in an acquisition by Expedia.

Prior to Travelocity, Carl served as President of Gilt.com, an invitation-only online retailer of luxury products and experiences. He was responsible for a P&L comprising over $400M in annual revenue across 5 business lines, and led the formation of business strategies and organizational growth to drive Gilt to be a leading lifestyle brand in e-commerce, with over 3 million members and 1,000+ premium brand partners. He previously spent five years at Expedia across a variety of leadership roles, including tenure as the General Manager of Hotels.com, the second largest business for Expedia, where he was responsible for a P&L comprising $2B in annual bookings and drove double-digit revenue growth and share gains in an extremely competitive market, outpacing its largest four competitors.

Carl is currently a member of the board of directors at Dunkin’ Brands Group [NASDAQ: DNKN] and ActionIQ, a market-leading Customer Data Platform for enterprise marketers, analysts, and technologists backed by Sequoia Capital and Andreessen Horowitz. He also serves as an Advisor to SecurityScorecard, Inc., developer of a cyber security rating and continuous monitoring platform.

He recently announced the end of his seven-year tenure on the board of directors at Vonage Holdings, where he chaired the search committee to hire the current Vonage Chief Executive Officer. Carl graduated summa cum laude from Princeton University and received his MBA with highest distinction from Harvard University.

Brian Choi

Brian Choi has served on the Board of Avis Budget Group, Inc. since 2016. Additionally, Brian serves as a Partner at SRS Investment Management, LLC, where he has served in various roles since 2008.

Prior to SRS, Brian worked at Metalmark Capital (formerly Morgan Stanley Capital Partners), a private equity firm focusing on the natural resources, industrials and healthcare sectors. Prior to Metalmark Capital, Brian began his career working in the Investment Banking Division of Lehman Brothers in the Leverage Finance Group.

Brian holds a Bachelor of Arts, Economics from Harvard University.

Brian’s qualifications to serve as director include his financial and industry expertise, his diverse background working in the travel, leisure and technology sectors, as well as the continuity he can bring to Avis as a current director of the Company.

Jagdeep Pahwa

Jagdeep Pahwa has served as the President of SRS Investment Management, LLC since 2017 after having been affiliated with SRS since 2006.

Jagdeep has over 18 years of experience across finance, consulting and investing, beginning his career at Lehman Brothers in their Mergers & Acquisitions group in New York. Subsequently, Jagdeep worked at McKinsey & Company in the US and India, where he led client engagements in the telecom, technology and real estate sectors. Jagdeep has been leading SRS’s private equity business since 2006.

Jagdeep received a Bachelor of Technology from the Indian Institute of Technology, Delhi, an MS from Princeton University and an MBA from Harvard Business School.

Jagdeep’s qualifications to serve as a director include his understanding of the technology sector, his years of experience in the financial industry and his deep knowledge of growing and developing businesses.

Sanoke Viswanathan

Sanoke Viswanathan has served on the Board of Avis Budget Group, Inc. since 2016. Since 2014, Sanoke has served as the Chief Administrative Officer of JPMorgan Chase & Co.’s Corporate & Investment Bank (CIB), overseeing Technology, Operations and Controls.

From 2012 to 2013, Sanoke was head of Strategy, Marketing and New Business Development for CIB and head of Corporate Strategy for JPMorgan Chase. Prior to joining JPMorgan Chase, Sanoke was a partner at McKinsey & Co. and co-head of its global corporate and investment banking practice, serving financial institutions in Asia, Europe and North America on strategy, organization and risk management topics. Sanoke has been on the Board of Sadler’s Wells Theatre in London since 2014.

Sanoke holds a Bachelor of Technology from the Indian Institute of Technology, Madras and an M.B.A. from the Indian Institute of Management Ahmedabad.

Sanoke’s qualifications to serve as a director include his key insight into Avis’s existing business operations, deep understanding of the travel industry, his strong leadership capabilities from serving as a chief administrative officer and his significant experience working with financial institutions.

Legend

SRS Investment Management, LLC (“SRS”), Karthik R. Sarma (“Mr. Sarma,” together with SRS, the “SRS Parties”), Brian Choi, Matthew Espe, Jagdeep Pahwa, Carl Sparks and Sanoke Viswanathan (collectively, the “Nominees,” together with the SRS Parties, the “Participants”) intend to file with the Securities and Exchange Commission (the “SEC”) a definitive proxy statement and accompanying form of proxy to be used in connection with the solicitation of proxies from the stockholders of Avis Budget Group, Inc. (the “Company”). All stockholders of the Company are advised to read the definitive proxy statement and other documents related to the solicitation of proxies by the Participants when they become available, as they will contain important information, including additional information related to the Participants. The definitive proxy statement and an accompanying proxy card will be furnished to some or all of the Company’s stockholders and will be, along with other relevant documents, available at no charge on the SEC website at http://www.sec.gov/.

Information about the Participants and a description of its direct or indirect interests by security holdings is contained in the Schedule 14A filed by SRS with the SEC on February 15, 2018. This document is available free of charge from the sources indicated above.

Investors Contact:

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Telephone: +1 212-297-0720

Email:  info@okapipartners.com

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(203) 992-1230